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                             March 8, 2023

       Daniel J. Goldstein
       Executive Vice President
       Pitney Bowes Inc.
       3001 Summer Street
       Stamford, CT 06926

                                                        Re: Pitney Bowes Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 2, 2023
                                                            File No. 001-03579

       Dear Daniel J. Goldstein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 2, 2023

       General

   1. Please update the proxy statement and proxy card to reflect that on March 6, 2023, Hestia delivered a notice to
the Company withdrawing its nomination of Carl J. Grassi and
                                                        Kenneth T. McBride
       What vote is required, and how will my votes be counted...?, page 14

   2. We note the disclosure in the chart on page 14 states that broker discretionary voting is not permitted for
Proposal 2. However, under the heading "Will my shares be voted if I do nothing? What is a
broker non-vote?" the disclosure indicates that the broker will be able to exercise
discretionary authority on Proposal 2 "[i]f you are a street name holder and a broker has not
provided you with competing proxy materials from Hestia (in
                                                        addition to the
Company's materials)." Please reconcile these two statements.
 Daniel J. Goldstein
Pitney Bowes Inc.
March 8, 2023
Page 2
Proposal 1: Election of Directors, page 42

3. We note the statement that investors should "refer to Hestia's proxy statement" for additional information regarding Hestia's nominees. Please explain that such proxy statement is accessible without cost on the SEC website. See Item 7(f) of Schedule 14A.
Stockholder Proposals and Nominations for the 2024 Annual Meeting, page 109

4. Please delete the following reference in discussing the universal proxy rules "(once effective)" as the universal proxy rules are now in effect.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin at (202)
551-3444.



FirstName LastNameDaniel J. Goldstein                         Sincerely,
Comapany NamePitney Bowes Inc.
                                                              Division of
Corporation Finance
March 8, 2023 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName